Exhibit 99.2

Ninetowns Schedules Fiscal Year 2007 Results Conference Call
Tuesday July 15, 4:00 pm ET

BEIJING, July 15 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News; ''Ninetowns'' or the ''Company''), one of China's leading providers of online solutions for international trade, today announced that a conference call has been scheduled for 7:00 a.m. in Beijing on July 22, 2008, which is 7:00 p.m. on July 21, 2008 in New York, to discuss its fiscal year 2007 financial results.
    Fiscal Year 2007 Highlights:

    Compared to fiscal year 2006 results,
    -- Total net revenues decreased 32.5% to US$14.2 million.
    -- Net loss was US$31.6 million, compared to a net profit of US$5.9 million in the full year 2006.
    -- Basic net loss per ADS (each ADS represents one ordinary share) was
       US$0.90, compared to a net profit per ADS of US$0.17 in the full year
       2006.
    -- Ninetowns sold approximately 8,400 iDeclare packages and approximately
       37,700 iDeclare service contracts in 2007.

Fourth Quarter and Fiscal Year 2007 Business Highlights

tootoo.com (Business-to-business, or B2B): During the fourth quarter of 2007, Ninetowns focused on continued development of its B2B business by enhancing user experience and site functionality through various efforts, such as optimizing registration and inquiry procedures, providing an online instant message helpdesk system called ''Trade Baby'', and improving the functionality of the search system. As a result, the number of registered users on March 31, 2008 was approximately 240,000, representing an increase of 122% from 108,000 registered users on December 31, 2007.

As a part of its B2B optimization efforts, Ninetowns also deployed a trial program targeted at suppliers who are willing to purchase the top entry on search result pages in order to attract buyers. This trial package was priced at RMB36,000 per year. Currently, there are approximately 150 users of this trial program. Ninetowns intends to continuously collect and analyze feedback from these paying members in order to better understand their needs and to further upgrade tootoo.com's services.

Enterprise software: Ninetowns continued to derive a significant portion of its total net revenues from the sale and servicing of iDeclare packages, Ninetowns' import/export enterprise software solution. During the fourth quarter of 2007, the Company sold 2,000 iDeclare software packages and 10,700 iDeclare service contracts. For the full year, Ninetowns sold 8,400 iDeclare software packages and 37,700 iDeclare service contracts. As a result, the installed customer base reached 138,000 and the percentage of iDeclare customers who purchased software service renewals was around 30% at the end of the fourth quarter of 2007.

During the fourth quarter of 2007, Ninetowns launched a professional version of iProcess, named iQM, which is an enterprise product quality management application specifically designed in accordance with the quality control requirements of the Hazard Analysis and Critical Control Point (''HACCP'') and ISO9001 quality management system. iQM enables international trade enterprises and their suppliers to collect, analyze, monitor, rectify, track and submit real-time product quality-related data via the Internet to the State Administration for Quality Supervision and Inspection and Quarantine of the PRC (the ''PRC Inspections Administration'') throughout the production process. Such information can be submitted prior to the importing/exporting of finished products, which may result in a faster declaration process.

Currently, iQM is available only in Guangdong on a trial basis. As of March 31, 2008, there were approximately 800 paying customers. iQM is currently priced at approximately US$400 to US$1,400 per package, with a maintenance renewal fee payable after the first year. IQM is an industry- specific solution and the currently covered industries include toy processing, food processing, aquatic breeding, livestock breeding, and vegetation planting.

Fiscal Year 2007 Financial Results

Total Net Revenues. Total net revenues decreased significantly to US$14.2 million for the fiscal year 2007, from US$19.6 million in 2006.

Net revenues from sales of enterprise software for the fiscal year of 2007 was US$10.6 million, representing 74.7% of total net revenues, as compared to 76.2% for the fiscal year of 2006. Net revenues from software development services for the fiscal year of 2007 was US$3.5 million, representing 24.8% of total net revenues, as compared to 23.5% for the fiscal year of 2006.

The decrease in total net revenues was primarily due to the reduced sale of our iDeclare packages, which we believe is a result of the negative impact from the PRC Inspections Administration's free software provisioning.

For the fiscal year 2007, the Company recognized net revenues of US$0.07 million for the newly launched B2B business.

Gross Profit and Gross Margin. Gross profit decreased significantly to US$11.1 million for the full year 2007, from US$17.5 million in 2006. Gross margin for the fiscal year 2007 was 77.9%, representing a decrease from 88.9% in 2006.

The decrease in gross profit was mainly attributable to the decrease in the sales of enterprise software, which commands higher margins than our software development service business.

Operating Expenses. For the fiscal year 2007, total operating expenses increased significantly to US$51.5 million from US$14.0 million in 2006.

For the fiscal year 2007, research and product development expenses increased by 7.3% to US$4.4 million from US$3.8 million in 2006. This increase was mainly attributable to our investment in the research and development of new enterprise platform products and search platform products and the increase in the number of research and development personnel.

Sales and marketing expenses were US$5.6 million for fiscal year 2007, a significant increase over 2006. The year-on-year rise in sales and marketing expenses was mainly due to an increased number of our B2B sales and marketing staff and promotional activities to develop our new B2B business.

General and administrative expenses increased by 28.0% to US$11.8 million in 2007 from US$8.6 million in 2006. The year-on-year rise in general and administrative expenses was due to the increases in (i) professional fees incurred related to our status as a public company and our acquisition and investment activities, (ii) depreciation and amortization charges on fixed assets and intangible assets and (iii) increase in the number of employees due to our expansion into and development of our B2B business.

Provision for doubtful accounts increased significantly to US$ 3.1 million in 2007 from US$ 0.2 million in 2006. The year-on-year rise in provision for doubtful accounts was due to the provision made based on the uncertainty of collection under certain software development contracts we entered into with the PRC Inspections Administration. Such software development contracts relate to the free software that we believe that the PRC Inspections Administration has since decreased its efforts to promote.

Goodwill Impairment. As previously announced, the Company's financial outlook from maintenance servicing of the free software offered by the PRC Inspections Administration has been negatively impacted due to several factors. First, we believe that the PRC Inspections Administration's decreased efforts to promote its free software have resulted in a corresponding decline in the need for Ninetowns' maintenance services. Additionally, we believe that there is uncertainty surrounding the PRC Inspections Administration's future promotional plans for its free software. As a result, the Company reported a non-cash impairment charge of approximately US$26.5 million against its goodwill that was derived from the acquisition of minority interests in the Company's business-to-government ("B2G") business division during its pre-IPO restructuring in June 2004. We believe that this one-time non-cash impairment charge will not impact Ninetowns' business fundamentals, current cash position, current cash flows from operating activities, or future cash expenditures.

Operating Loss. As a result, operating loss for the fiscal year 2007 was US$40.3 million, compared to operating income of US$3.5 million for the fiscal year 2006.

Net Loss. Net loss for the fiscal year of 2007 was US$31.6 million, as compared to net income of US$5.9 million for the fiscal year of 2006. Both basic and diluted net loss per ADS for the fiscal year of 2007 were US$0.90, compared to basic and diluted net income per ADS of US$0.17 and US$0.17 for the fiscal year of 2006, respectively.

Cash and Cash Equivalents. Cash and cash equivalents as of December 31, 2007 were US$89.1 million, compared to US76.7 million as of December 31, 2006.

Unearned Revenue. Unearned revenue as of December 31, 2007 was US$4.5 million, compared to US3.4 million as of December 31, 2006.

Management Commentary and Outlook

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, said, ''We are encouraged by the progress we have made on our B2B service to date. While our online services are still very much in a development mode, we will continue to improve the user experience and enhance our services for quality product searches, aided by the continuous feedback we are receiving from our existing paying members. Currently, we estimate that tootoo.com features and services will be fully operational in the first half of 2009, at which time we will deploy our full scale sales and marketing efforts globally.''

''For our enterprise software business, we are pleased with the continued market penetration of our iDeclare software, as well as the successful acceptance of our newly launched iQM package. The combination of these two software systems will help drive our continued market leadership in providing a robust and total solution for enterprise users. Our integrated solution can increase import/export processing efficiency, accuracy and further reduce time and cost associated with the declaration process.''

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, said, ''We are witnessing the early stages of revenue diversification from the expansion of our service offerings with the B2B platform, and have worked to increase the value contribution of our import/export e-filing integrated solutions. We will continue our strategic initiative to provide total online solutions for international trade. In addition to our operational efforts, we have been conservative in our financial management efforts in order to maintain sufficient cash on hand for business development purposes.''

New Reporting Schedule

We do not expect to release earnings information on a quarterly basis in the future. As we develop and grow our B2B platform, we believe the interests of our shareholders and the Company will be better served through management's continued focus on execution of our long-term strategic and operational initiatives. The Securities and Exchange Commission's rules and regulations do not require us, as a foreign private issuer, to report earnings information on a quarterly basis. Additionally, the NASDAQ Marketplace Rules also do not require companies with securities listed on its exchange to report earnings information on a quarterly basis. The NASDAQ Marketplace Rules require us, as a foreign private issuer, to file an interim balance sheet and income statement as of and for the end of our second quarter no later than six months following the end of our second quarter. We expect to comply with such requirement.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was RMB7.2946 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this earnings release are calculated based on Renminbi.

Investor Conference Call / Webcast Details

A conference call has been scheduled for 7:00 a.m. in Beijing on July 22, 2008. This will be 7:00 p.m. on July 21, 2008 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-617-614-6207 and the passcode is 55272252. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/english . A replay of the call will be available from 9:00 a.m. Beijing time on July 22, 2008 (9:00 p.m. in New York on July 21, 2008) through

9:00 a.m. on August 7, 2008 in Beijing (9:00 p.m. in New York on August 6, 2008) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/english .. The passcode to access the call replay is 32521734.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at http://www.ninetowns.com/english.

Forward-Looking Statements

Certain statements in this press release, including statements relating to the non-cash impairment charge and the Chinese government's future promotional plans for its free software, include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

     For more information, please contact:

     Helen Wu
     Investor Relations
     Ninetowns Internet Technology Group Company Limited
     Tel:   +86-10-6589-9901
     Email: ir@ninetowns.com

     Investor Relations (US):
     Mahmoud Siddig, Director
     Taylor Rafferty
     Tel:   +1-212-889-4350
     Email: ninetowns@taylor-rafferty.com

     Investor Relations (HK):
     Ruby Yim, Managing Director
     Taylor Rafferty
     Tel:   +852 3196-3712
     Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited